TEEKAY LNG PARTNERS L.P. Bayside House, Bayside Executive Park, West Bay Street & Blake Road P.O. Box AP-59212, Nassau, Bahamas

NEWS RELEASE
TEEKAY LNG PARTNERS L.P. DECLARES DISTRIBUTION

Nassau, The Bahamas, February 1, 2007 - Teekay GP LLC, the general partner of Teekay LNG Partners L.P., has declared a cash distribution of $0.4625 per unit for the quarter ended December 31, 2006, representing a total cash distribution of $16.5 million. The cash distribution is payable on February 14, 2007 to all unitholders of record on February 9, 2007.

About Teekay LNG Partners L.P.

Teekay LNG Partners L.P. is a publicly-traded master limited partnership formed by Teekay Shipping Corporation (NYSE: TK) as part of its strategy to expand its operations in the liquefied natural gas (LNG) and liquefied petroleum gas (LPG) shipping sectors. Teekay LNG Partners L.P. provides LNG, LPG and crude oil marine transportation services under long-term, fixed-rate time charter contracts with major energy and utility companies through its fleet of thirteen LNG carriers, four LPG carriers and eight Suezmax class crude oil tankers. Seven of the thirteen LNG carriers and three of the LPG carriers are newbuildings scheduled for delivery between early 2007 and mid-2009.

Teekay LNG Partners’ common units trade on the New York Stock Exchange under the symbol “TGP”.

For Investor Relations enquiries contact:
Scott Gayton
Tel: +1 (604) 609-6442

For Media enquiries contact:
Kim Barbero
Tel: +1 (604) 609-4703

Web site: www.teekaylng.com
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